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SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rules 13d-1(b),(c), and (d)
and Amendments Thereto Filed Pursuant To Rule 13d-2(B)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Boom J, Inc.
(formerly Reel Estate Services, Inc.)
(Name of Issuer)

Common Stock, $.001 par value per share

09858L 107
CUSIP NUMBER

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d1(b) ☐ Rule 13d1(c) ☒ Rule 13d1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contained information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09858L 107

1.     Names of Reporting Persons
  S.S. or I.R.S. Identification Nos. of Above Persons

  George Pursglove

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization

United States

5. Sole Voting Power
6,666,000
Number of Shares
6. Shared Voting Power
Beneficially     6,868,000

Owned by Each            7. Sole Dispositive Power
6,666,000
Reporting Person

With                8. Shared Dispositive Power
-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,666,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

11. Percent of Class Represented by Amount in Row 9
18.5%

12. Type of Reporting Person (See Instructions)

IN

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Item 1(a): Name of Issuer:

BoomJ Inc.

Item 1(b): Address of Issuer's Principal Executive Offices:

9020 South Pecos
Suite 2800
Henderson, NV 89074

Item 2(a) Name of Person Filing: George Pursglove

Item 2(b) Address of Principal Business Office or, if None, Residence:

9830 NW 39th Court
Coral Springs, FL 33065

Item 2(c): Citizenship: United States

Item 2(d): Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e): CUSIP No.: 09858L 107

Item 3: If This Statement is Filed Pursuant to Rules 13d1(b) or 13d2(b), Check Whether the Person Filing is a: Not applicable.

Item 4: Ownership:

(a) Amount Beneficially Owned: 6,868,000 shares of Common Stock1
(b) Percent of Class:- 18.5%2
(c) Number of shares of which such person has:

1  Such amount includes 6,666,000 shares held directly. George Pursglove may be deemed to be an indirect beneficial ownership (with respect to shared power to vote or to direct the vote) of 202,000 additional shares of his children, Lindsay Pursglove and Geordan Pursglove, and Debra Krol and Fiona Oakley. However, Mr. Pursglove disclaims beneficial ownership of such 202,000 shares.

2  Based upon 36,108,067 shares of common stock outstanding as reported by the Company on January 4, 2008.

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(i) sole power to vote or to direct the vote: 6,666,000
(ii) shared power to vote or to direct the vote: 6,868,000
(iii) sole power to dispose or to direct the disposition of: 6,666,000
(iv) shared power to dispose or direct the disposition of: -0-

Item 5: Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8: Identification and Classification of Members of the Group:

Not applicable.

Item 9: Notice of Dissolution of Group:

Not applicable.

Item 10: Certification:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ George Pursglove By Joseph A. Caccamo as attorney-in-fact George Pursglove	1 February 2008 Dated

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).